                                                                     Exhibit 2.2


                                ESCROW AGREEMENT


         This Escrow Agreement is entered into as of September 8, 1999 (the "Closing Date") by and among OneSource Information Services, Inc., a Delaware corporation (the "Parent"), Corporate Technology Information Services, Inc., a Delaware corporation (the "Company"), on behalf of its stockholders, Andrew Campbell (the "Stockholders' Representative") and Citizens Bank of Massachusetts (the "Escrow Agent").

         WHEREAS, the Parent and the Company have entered into an Agreement and Plan of Merger dated of even date herewith (the "Merger Agreement"), pursuant to which the Acquisition Subsidiary of the Parent will merge with the Company as specified in the Merger Agreement;

         WHEREAS, the Merger Agreement provides that an escrow fund be established to secure certain obligations, representations and warranties of the Company to the Parent under the Merger Agreement on the terms and conditions set forth herein;

         WHEREAS, the Board of Directors of the Company has appointed a Stockholders' Representative, who shall represent the interests of said stockholders after the Effective Date, as such term is defined in the Merger Agreement; and

         WHEREAS, the parties hereto desire to establish the terms and conditions pursuant to which such escrow fund will be established and maintained.

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         1. DEFINED TERMS. Capitalized terms used in this Agreement and not otherwise defined shall have the respective meanings given them in the Merger Agreement.

         2. ESCROW; INDEMNIFICATION.

                  (a) ESCROW FUND. At the Closing, the Parent shall deposit with the Escrow Agent, by wire transfer or delivery of a certified check of the Parent payable to the Escrow Agent, the Merger Price. On the Effective Date, and upon notice by the Parent and the Stockholders' Representative, the Escrow Agent shall release to the Stockholders' Representative the Merger Price, less One Million Dollars ($1,000,000.00). Said One Million Dollars, together with interest thereon, is referred to herein as the "Escrow Fund". The Escrow Fund shall be held in an account designated as "CorpTech Stockholders Escrow Fund" or in an account having another similar designation. The Escrow Agent agrees to accept delivery of the Escrow Fund and to hold such Escrow Fund in escrow subject to the terms and conditions of this Agreement.

                  (b) INDEMNIFICATION. The Company, on behalf of its stockholders and acting through the Stockholders' Representative, has agreed in
Section 7.2 of the Merger



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                                                                               2



Agreement to indemnify and hold harmless the Parent, Acquisition Subsidiary and the Surviving Corporation from and against Parent Claims. The Escrow Fund shall be security for the indemnity obligation of the Company under said Section 7.2, subject to the limitations and in the manner provided in this Agreement and the Merger Agreement.

         3. STOCKHOLDERS' REPRESENTATIVE AS ATTORNEY-IN-FACT. The Company shall cause the stockholders of the Company to ratify the Stockholders' Representative as the attorney-in-fact of the stockholders of the Company for the purpose of carrying out the provisions of this Agreement and the Merger Agreement and taking any action and executing or completing any instruments that the Stockholders' Representative may deem necessary or advisable to accomplish said purposes, which appointment as attorney-in-fact is irrevocable and coupled with an interest. In the event the Stockholders' Representative shall, at any time, be unwilling or unable to act as such attorney-in-fact, then a replacement for such person shall be designated by the stockholders of the Company owning a majority interest in the Escrow Funds. The Parent shall assume that the Stockholders' Representative is acting as attorney-in-fact, unless it receives written notice signed by stockholders of the Company owning a majority interest in the Escrow Funds that another attorney-in-fact has been appointed. All action taken by the Stockholders' Representative shall, in order to be effective, be in writing and signed by the Stockholders' Representative. In addition, the Parent shall be entitled to rely upon, and to treat as duly authorized and approved by the stockholders of the Company and the Stockholders' Representative, any and all instructions, directions, letters, paper, documents or other notices believed by Parent to be genuine and to have been signed by the Stockholders' Representative.

         4. ADMINISTRATION OF ESCROW FUND. Claims for payment of Parent Claims from the Escrow Fund made by the Parent pursuant to Section 7.2 of the Merger Agreement shall be made in accordance with the procedures set forth in this
Section 4.

                  (a) The Parent shall promptly give written notice of such claim (a "Claim Notice") including, when known, the facts constituting the basis for such claim and the amount or an estimate of the amount of the claimed Parent Claims (the "Claimed Amount") to the Stockholders' Representative and the Escrow Agent.

                  (b) Within fifteen (15) calendar days after delivery of a Claim Notice, the Stockholders' Representative shall provide to the Parent, with a copy to the Escrow Agent, a written response (the "Response Notice") in which the Stockholders' Representative shall: (i) agree that all of the Claimed Amount may be released from the Escrow Fund to the Parent; (ii) agree that part, but not all, of the Claimed Amount (the "Partial Amount") may be released from the Escrow Fund to the Parent; or (iii) contest the release of the entire Claimed Amount from the Escrow Fund to the Parent. The Stockholders' Representative may contest the release from escrow of all or a portion of the Claimed Amount only based upon its good faith belief that all or such portion of the Claimed Amount does not constitute Parent Claims for which the Parent is entitled to indemnification under Section 7.2 of the Merger Agreement. The Escrow Agent shall have


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no duty to determine whether the Parent's claim is valid, to verify such good faith belief of the Company or to inquire into the factual basis of any claim or response. If no Response Notice is delivered by the Stockholders' Representative within such 15-day period, the Stockholders' Representative shall be deemed to have agreed that all of the Claimed Amount may be released to the Parent from the Escrow Fund.

                  (c) If the Stockholders' Representative in the Response Notice agrees (or is deemed to have agreed) that all of the Claimed Amount may be released from the Escrow Fund to the Parent, the Escrow Agent shall, promptly following the earlier of the required delivery date for the Response Notice or the delivery of the Response Notice, disburse to the Parent from the Escrow Fund an amount equal to the Claimed Amount (or such lesser amount as is then held in the Escrow Fund).

                  (d) If the Stockholders' Representative in the Response Notice states that the Partial Amount may be released from the Escrow Fund to the Parent, the Escrow Agent shall promptly following the delivery of the Response Notice disburse to the Parent from the Escrow Fund an amount equal to the Partial Amount set forth in such Response Notice (or such lesser amount as is then held in the Escrow Fund).

                  (e) If the Stockholders' Representative in the Response Notice contests the release of all or part of the Claimed Amount (the "Contested Amount"), the Escrow Agent shall continue to hold in the Escrow Fund an amount sufficient to cover the Contested Amount (up to the amount then available in the Escrow Fund), notwithstanding the occurrence of the Preliminary Termination Date (as defined in Section 5(d)), until delivery to the Escrow Agent of (i) a copy of a settlement agreement executed by the Parent and the Stockholders' Representative setting forth instructions to the Escrow Agent as to the disbursements, if any, that shall be made with respect to the Contested Amount or (ii) a copy of a final order, decree or judgment by a board of arbitration convened under the rules of the American Arbitration Association or court of competent jurisdiction with respect to the disbursement of the Contested Amount, the time for perfection of an appeal of such order, decree or judgment having expired or having been waived by the parties. The Escrow Agent shall thereupon disburse amounts from the Escrow Fund (to the extent such amounts are then held in the Escrow Fund) to the Parent in accordance with such settlement agreement or order, decree or judgment.

         5. RELEASE OF ESCROW FUND.

                  (a) Promptly after the first anniversary of the Closing Date, the Escrow Agent shall distribute to the Stockholders' Representative the amount necessary to reduce the Escrow Fund to the greater of the following amounts: (x) Seven Hundred Fifty Thousand Dollars ($750,000.00); or (y) the amount sufficient to cover all Claimed Amounts relating to Claim Notices given on or prior to such first anniversary and remaining unresolved on such first anniversary. If a Claim is reduced, cancelled or withdrawn after the first anniversary of the Closing Date, amounts over Seven Hundred



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                                                                               4



Fifty Thousand Dollars ($750,000.00) shall be immediately distributed to the extent of the amount of the reduced, cancelled or withdrawn Claim.

                  (b) Promptly after the date that is eighteen (18) months following the Closing Date (the "18-Month Date"), the Escrow Agent shall distribute to the Stockholders' Representative the amount necessary to reduce the Escrow Fund to the greater of: (x) Five Hundred Thousand Dollars ($500,000.00); or (y) the amount sufficient to cover all Claimed Amounts relating to Claim Notices given on or prior to the 18-Month Date and remaining unresolved on the 18-Month Date. If a Claim is reduced, cancelled or withdrawn after the 18-Month Date, amounts over Five Hundred Thousand Dollars ($500,000.00) shall be immediately distributed to the extent of the amount of the reduced, cancelled or withdrawn Claim.

                  (c) Promptly after the second anniversary of the Closing Date, the Escrow Agent shall distribute to the Stockholders' Representative an amount equal to the excess, if any, of the amount then held in the Escrow Fund over the amount sufficient to cover all Claimed Amounts relating to Claim Notices given on or prior to such anniversary and remaining unresolved on such anniversary.

                  (d) For purposes of this Agreement, the "Preliminary Termination Date" shall be the second anniversary of the Closing Date. If any amounts remain in the Escrow Fund following the Preliminary Termination Date, such amounts, plus interest earned thereon, shall be retained by the Escrow Agent in the Escrow Fund as provided in Section 4(e) hereof.

         6. INVESTMENT OF ESCROW FUND.

                  (a) Between the Closing and Effective date, the money representing the Merger Price held by the Escrow Agent shall be invested by the Escrow Agent, to the extent permitted by law and as directed in writing by the Parent, in (i) obligations issued or guaranteed by the United States of America or any agency or instrumentality thereof, (ii) obligations (including certificates of deposit and bankers' acceptances) of banks, including those of the Escrow Agent in its commercial capacity, which at the date of their last public reporting had total assets in excess of $500,000,000, (iii) commercial paper rated at least A-1 or P-1 or, if not rated, issued by companies having outstanding debt rated at least AA or Aa and (iv) money market mutual funds invested exclusively in some or all of the securities described in the foregoing clauses (i), (ii) and (iii).

                  (b) Any monies held in the Escrow Fund shall be invested by the Escrow Agent, to the extent permitted by law and as directed in writing by the Stockholders' Representative, in (i) obligations issued or guaranteed by the United States of America or any agency or instrumentality thereof, (ii) obligations (including certificates of deposit and bankers' acceptances) of banks, including those of the Escrow Agent in its commercial capacity, which at the date of their last public reporting had total assets in excess of $500,000,000, (iii) commercial paper rated at least A-1 or P-1 or, if not rated,



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                                                                               5



issued by companies having outstanding debt rated at least AA or Aa and (iv) money market mutual funds invested exclusively in some or all of the securities described in the foregoing clauses (i), (ii) and (iii).

                  (c) Between the Closing Date and the Effective Date, one-half of any interest that has been earned on the funds held pursuant to this Agreement shall become part of the Escrow Account and be distributed pursuant to the terms of this Agreement in the same manner as other funds in the Escrow Account, whereas the remaining one-half shall be paid to the Parent promptly after the Effective Date. After the Effective Date, any interest that has been earned on any portion of the Escrow Fund shall become part of the Escrow Account and be distributed pursuant to the terms of this Agreement in the same manner as other funds in the Escrow Account.

         7. FEES AND EXPENSES. The Parent shall be liable for all costs associated with the administration of the Escrow Fund, including but not limited to the fees of the Escrow Agent, reasonable legal fees and expenses for the services rendered by the Escrow Agent hereunder. The Escrow Agent shall be entitled to reimbursement on demand for all expenses incurred in connection with the administration of the escrow created hereby that are in excess of its compensation for normal services hereunder, including without limitation payment of any legal fees and expenses incurred by the Escrow Agent in connection with the resolution of any claim by any party hereunder or in the determination of any other matter arising hereunder. As between them, the Parent, on the one hand, and the stockholders of the Company, on the other, shall each be liable for reimbursement of one-half of such expenses; provided, however, that the obligation of the stockholders of the Company may only be satisfied from the amounts held in the Escrow Fund at the time such reimbursement is sought.

         8. LIMITATION OF ESCROW AGENT'S LIABILITY.

                  (a) Neither the Escrow Agent nor any of its directors, officers or employees shall incur liability with respect to any action taken or suffered by it in reliance upon any notice, certificate, direction, instruction, consent, statement or other document reasonably believed by it to be genuine and duly authorized, nor for other action or inaction except its own willful misconduct or gross negligence. The Escrow Agent shall not be responsible for the validity or sufficiency of this Agreement and shall not be responsible for any of the agreements referred to herein, including the Merger Agreement, but shall be obligated only for the performance of such duties as are specifically set forth in this Agreement. In all questions arising under this Agreement, the Escrow Agent may rely on the advice of counsel, including in-house counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice the Escrow Agent shall not be liable to anyone. The Escrow Agent shall not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner reasonably satisfactory to it. The Escrow Agent shall not be liable for any losses resulting from the investments made in accordance with this Agreement (excepting losses upon its obligations). In no event shall the Escrow Agent be liable for indirect,



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                                                                               6



punitive, special or consequential Parent Claims or claim by the Company, its shareholders or the Shareholders' Representative.

                  (b) The Parent and the stockholders of the Company jointly and severally hereby agree to indemnify the Escrow Agent for, and hold it harmless against, any loss, liability or expense (including reasonable attorneys' fees and expenses) incurred without gross negligence or willful misconduct on the part of the Escrow Agent, arising out of or in connection with its carrying out of its duties hereunder. As between them, the Parent, on the one hand, and the stockholders of the Company, on the other, shall each be liable for one-half of the foregoing indemnification obligation to the Escrow Agent; provided, however, that the obligation of the stockholders of the Company may only be satisfied from the amounts held in the Escrow Fund at the time such indemnification is sought.

                  (c) The Parent and the stockholders of the Company jointly and severally hereby agree to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the payment of amounts held in the Escrow Fund under this Agreement, and to indemnify and hold the Escrow Agent harmless:

                           (i) from and against any taxes, additions for late
payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent in respect of any such payment or other activities under this Agreement; and

                           (ii) from any liability on account of taxes,
assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct the same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with or which arises out of this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties.

As between them, the Parent, on the one hand, and the stockholders of the Company, on the other, shall each be liable for one-half of the foregoing indemnification obligation to the Escrow Agent; provided, however, that the obligation of the stockholders of the Company may only be satisfied from the amounts held in the Escrow Fund at the time such indemnification is sought. The Parent and the Stockholders' Representative shall undertake to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting in connection with its acting as Escrow Agent under this Agreement. However, the Stockholders' Representative shall be responsible for all tax reporting related to funds distributed to him by the Escrow Agent. The parties hereto agree that, for tax reporting purposes, all interest or other income earned in the Escrow Fund shall be allocable to the Stockholders, except as otherwise contemplated in Section 6(c). Notwithstanding anything to the contrary in this Section 8(c) the Escrow



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Agent shall be solely responsible for all taxes (and any related interest, penalties and other expenses) in the nature of income taxes on the Escrow Agent's net income.

         9. LIMITATION OF THE PARTIES' LIABILITY. Neither Parent, Company, Shareholders nor Shareholders' Representative shall be liable to any of the others for liabilities or claims related to losses due to the investments of the Escrow Fund or interest thereon.

         10. TERMINATION. This Agreement shall terminate upon the later of the Preliminary Termination Date or the disbursement by the Escrow Agent of the Escrow Funds in accordance with this Agreement; provided that the provisions of
Section 8 shall survive such termination.

         11. NOTICES. Any notices, instructions or other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or other communication shall be sent either (i) by registered or certified mail, return receipt requested, postage pre-paid, or (ii) via a reputable nationwide overnight courier service, in each case to the address set forth below. Any such notice, instruction or communication shall be deemed to have been delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service.

         If to the Parent:       OneSource Information Services, Inc.
                                 300 Baker Avenue
                                 Concord, MA 01742
                                 Attention:  Daniel Schimmel, President & CEO

         With a copy to:         OneSource Information Services, Inc.
                                 300 Baker Avenue
                                 Concord, MA 01742
                                 Attention:  Legal Department

         If to the Company:      Corporate Technology Information Services, Inc.
                                 12 Alfred Street, #200
                                 Woburn, MA 01801
                                 Attention:  Andrew Campbell
                                 Telephone:  (781) 932-3100
                                 Facsimile:  (781) 938-7511
                                 E-mail:     acampbell@corptech.com
                                             ----------------------



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                                                                              8




         with a copy to:         Jager, Smith & Stetler, P.C.
                                 One Financial Center
                                 Boston, MA 02111
                                 Attention:  Edward Gerard Jager
                                 Telephone:  (617) 951-0500
                                 Facsimile:  (617) 951-2414
                                 E-mail:     ejager@jssboston.com
                                             --------------------

         If to the Stockholders' Andrew Campbell
         Representative:         243 East Main Street
                                 Gloucester, Massachusetts 01930

         with a copy to:         Jager, Smith & Stetler, P.C.
                                 One Financial Center
                                 Boston, MA 02111
                                 Attention:  Edward Gerard Jager
                                 Telephone:  (617) 951-0500
                                 Facsimile:  (617) 951-2414
                                 E-mail:     ejager@jssboston.com
                                             --------------------

         If to the Escrow Agent: Citizens Bank
                                 Corporate Trust Department
                                 1 Citizens Plaza
                                 Providence, RI 02903
                                 Attention:  Kathleen Taddei
                                 Telephone:  (401) 456-7684
                                 Facsimile:  (401) 455-5268
                                 E-mail:     Kathleen.Taddei@citizensbank.com
                                              --------------------------------

Any party may change the address to which notices, instructions or communications are to be delivered by giving the other parties to this Agreement notice thereof in the manner set forth in this Section 11.

         12. SUCCESSOR ESCROW AGENT. In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity hereunder, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by delivering a resignation to the parties to this Agreement, not less than 60 days' prior to the date when such resignation shall take effect. The Parent may appoint a successor Escrow Agent without the consent of (but with notice to) the Stockholders' Representative so long as such successor is a bank with assets of at least $500 million, and may appoint any other successor Escrow Agent with the consent of the Stockholders' Representative, which consent shall not be unreasonably withheld or delayed. If, within such notice period, the Parent provides to the Escrow Agent written instructions with respect to the appointment of a successor Escrow Agent and directions for the transfer of any Escrow Fund then held



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                                                                               9




by the Escrow Agent to such successor, the Escrow Agent shall act in accordance with such instructions and promptly transfer such Escrow Fund to such designated successor. If the Parent names no successor escrow agent within such notice period, the Escrow Agent may apply to a court of competent jurisdiction for appointment of a successor escrow agent.

         13. GENERAL.

                  (a) GOVERNING LAW. This Agreement shall be governed by, enforced under and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflict-of-law principles.

                  (b) COUNTERPARTS. This Agreement may be executed in two or more counterparts (all of which need not be signed by all of the parties hereto), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  (c) ENTIRE AGREEMENT. This Agreement, together with the Merger Agreement (with respect to the Parent, the Company and the Stockholders' Representative only), constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral between the parties with respect to the subject matter hereof.

                  (d) WAIVERS. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, shall be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

                  (e) AMENDMENT. This Agreement may be amended only by a written instrument signed by the Parent, the Escrow Agent and the Company (or the Stockholders' Representative, as the case may be).

                  (f) DISPUTE RESOLUTION. It is understood and agreed that should any dispute arise with respect to the delivery, ownership, right of possession, and/or disposition of the Escrow Fund, or should any claim be made upon the Escrow Fund by a third party, the Escrow Agent upon receipt of written notice of such dispute or claim by the parties hereto or by a third party, is authorized and directed to retain in its possession without liability to anyone, all or any of the Escrow Fund until such dispute shall have been settled either by the mutual written agreement of the parties involved, by a board of arbitration convened under the rules of the American Arbitration Association or by a final order, decree or judgment of a court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired or having been waived by the parties. The Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings that relate to the Escrow Fund.



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                                                                              10



                  (g) CONSENT TO JURISDICTION AND SERVICE. The Parent and the Company, on behalf of itself and the Stockholders' Representative, hereby absolutely and irrevocably consent and submit to a board of arbitration convened under the rules of the American Arbitration Association to take place in Boston, Massachusetts or the jurisdiction of the courts in the Commonwealth of Massachusetts and of any federal court located in the Commonwealth of Massachusetts in connection with any actions or proceedings brought against the Parent or the Company by the Escrow Agent arising out of or relating to this Agreement. In any such action or proceeding, the Parent and the Company, on behalf of itself and the Stockholders' Representative, hereby absolutely and irrevocably waive personal service of any summons, complaint, declaration or other process and hereby absolutely and irrevocably agree that the service thereof may be made in accordance with the notice provisions of Section 11 hereof, directed to the Parent or the Company or the Stockholders' Representative, as the case may be, at their respective addresses set forth in
Section 11 hereof.

                  (h) FORCE MAJEURE. None of the Parent, the Company, the Stockholders' Representative or the Escrow Agent shall be responsible for delays or failures in performance resulting from acts beyond its or his control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of wars, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

                  (i) BINDING EFFECT; ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their heirs, executors, successors and assigns.

                  (j) REPRODUCTION OF DOCUMENTS. This Agreement and all documents relating thereto, including, without limitation, (i) consents, waivers and modifications which may hereafter be executed, and (ii) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                  ONESOURCE INFORMATION
                                  SERVICES, INC.

                                  By:   /s/ Daniel Schimmel
                                      ----------------------------------------
                                        Daniel Schimmel
                                        President & CEO

                                  CORPORATE TECHNOLOGY
                                  INFORMATION SERVICES, INC.

                                  By:   /s/ Andrew Campbell
                                      ----------------------------------------
                                        Andrew Campbell
                                        President



                                    /s/ Andrew Campbell
                                  --------------------------------------------
                                    Andrew Campbell,
                                    as Stockholders' Representative

                                  CITIZENS BANK OF MASSACHUSETTS


                                  By:   /s/ Kathleen Coldwell Taddei
                                      ----------------------------------------
                                        Name: Kathleen Coldwell Taddei
                                        Title: Senior Vice President